__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 30 September 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Please find attached the BHP Billiton Limited Notice of 2003 Annual General Meeting. May also be viewed on the BHP Billiton Group website www.bhpbilliton.com, and will be mailed to shareholders early in October 2003.
Karen Wood Company Secretary

NOTICE OF 2003

ANNUAL GENERAL MEETING

BHP BILLITON LIMITED

BHP Billiton Limited
Australian Business Number 49 004 028 077
A member of the BHP Billiton Group,
headquartered in Australia
Level 27
180 Lonsdale Street
Melbourne Victoria 3000
Australia
Tel: (61 3) 9609 3333
Fax: (61 3) 9609 3015

Notice of Annual General Meeting

In this Notice, BHP Billiton Limited refers to the Australian company and BHP Billiton Plc refers to the United Kingdom company.

Index

Items of Business: pages 2 - 3

Explanatory Notes: pages 4 - 10

Voting: page 11

Notice is given that the annual general meeting of shareholders of BHP Billiton Limited will be held at the Arts Centre, Concert Hall, 100 St Kilda Road, Melbourne on Thursday 13 November 2003 at 11.00 am Australian Eastern Daylight Time for the purpose of transacting the following business.

Items of Business

Items 1 to 14 and 17 to 19 will be proposed as ordinary resolutions. Special notice of the intention to propose resolution 13 as an ordinary resolution has been received by BHP Billiton Plc. Items 15 and 16 will be proposed as special resolutions.

Financial Statements and Reports

  To receive the Financial Statements for BHP Billiton Limited for the year ended 30 June 2003, together with the Directors' Report and the Auditors' Report as set out in the Annual Report.
  To receive the Financial Statements for BHP Billiton Plc for the year ended 30 June 2003, together with the Directors' Report and the Auditors' Report as set out in the Annual Report.

Election of Directors

The following Directors retire by rotation and, being eligible, submit themselves for re-election:

  Dr D C Brink as a Director of BHP Billiton Limited
  Dr D C Brink as a Director of BHP Billiton Plc
  Mr M A Chaney as a Director of BHP Billiton Limited
  Mr M A Chaney as a Director of BHP Billiton Plc
  Lord Renwick of Clifton as a Director of BHP Billiton Limited
  Lord Renwick of Clifton as a Director of BHP Billiton Plc

The following candidates were appointed Directors by the Board since the last annual general meeting and offer themselves for election:

  9. Mr M Salamon as a Director of BHP Billiton Limited
10. Mr M Salamon as a Director of BHP Billiton Plc
11. Dr J G Buchanan as a Director of BHP Billiton Limited
12. Dr J G Buchanan as a Director of BHP Billiton Plc

Re-appointment of auditors of BHP Billiton Plc

13. To consider and, if thought fit, pass the following resolution as an ordinary resolution, special notice having been received for the re-appointment of PricewaterhouseCoopers LLP as one of the auditors of BHP Billiton Plc:

'That KPMG Audit Plc and PricewaterhouseCoopers LLP be re-appointed as the auditors of BHP Billiton Plc (PricewaterhouseCoopers LLP having previously been appointed by the Board of BHP Billiton Plc to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers) and that the Directors be authorised to agree their remuneration.'

General authority to allot shares in BHP Billiton Plc

14. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the authority and power to allot relevant securities conferred on the Directors by Article 9 of BHP Billiton Plc's Articles of Association be renewed for the period ending on the date of the BHP Billiton Plc annual general meeting in 2004 or on 23 January 2005 whichever is earlier, and for such period the section 80 amount (under the United Kingdom Companies Act 1985) shall be US$265 926 499.00.'

Disapplication of pre-emption rights in BHP Billiton Plc

15. To consider and, if thought fit, pass the following resolution as a special resolution:

'That the authority and power to allot equity securities for cash conferred on the Directors by Article 9 of BHP Billiton Plc's Articles of Association be renewed for the period referred to in such resolution and for such period the section 89 amount (under the United Kingdom Companies Act 1985) shall be US$61 703 675.00.'

Re-purchase of shares of BHP Billiton Plc

16. To consider and, if thought fit, pass the following resolution as a special resolution:

'That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 166 of the United Kingdom Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc ('shares') provided that:

a. the maximum aggregate number of shares hereby authorised to be purchased shall be 246 814 700, being 10 per cent of issued capital;

b. the minimum price which may be paid for each share is US$0.50, being the nominal value of the shares;

c. the maximum price which may be paid for any share is not more than 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

d. the authority conferred by this resolution shall, unless renewed prior to such time, expire on the earlier of the end of the next annual general meetings of BHP Billiton to be held in 2004 or on 12 May 2005 (provided that BHP Billiton Plc may enter into a contract for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry).'

Directors' Remuneration Report

17. To approve the Remuneration Report for the year ended 30 June 2003.

Approval of awards to executive Directors

18. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the grant of Deferred Shares, Options and Performance Shares to executive Director and Chief Executive Officer, Mr C W Goodyear, under the BHP Billiton Limited Group Incentive Scheme in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.'

19. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the grant of Deferred Shares, Options and Performance Shares to executive Director and Senior Minerals Executive, Mr M Salamon, under the BHP Billiton Plc Group Incentive Scheme in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.'

Each of BHP Billiton Limited and BHP Billiton Plc will disregard any votes cast on resolutions 18 and 19 by:

  Mr C W Goodyear;
  Mr M Salamon;
  any other Director who is eligible to participate in any employee incentive scheme of either BHP Billiton Limited or BHP Billiton Plc (on the date of this Notice, there is no such other Director); and
  any of their associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Explanatory Notes

Voting arrangements under the Dual Listed Companies structure

Because BHP Billiton Limited and BHP Billiton Plc have retained their status as separate companies, two annual general meetings will be held - BHP Billiton Plc in London on 24 October 2003 and BHP Billiton Limited in Melbourne on 13 November 2003.

The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Significant matters are identified in the merger agreements.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter.

At the annual general meetings this year, all items of business are joint electorate matters.

The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.

Voting on joint electorate actions works as follows:
   if you vote at the meeting of BHP Billiton Limited (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the annual general meeting of BHP Billiton Plc;
  shareholders of BHP Billiton Plc who vote on the corresponding resolution proposed at their annual general meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Limited; and
  a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meet the required majority. In the case of an ordinary resolution the majority is 50 per cent of the votes cast and, in the case of a special resolution, it is 75 per cent of the votes cast.

The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges as soon as they are known.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Items 1 and 2 - Financial Statements and Reports

The law in Australia and the United Kingdom requires Directors to lay before the meeting of shareholders the Financial Report (or Statements), Directors' Report and Auditors' Report for the year.

In addition, the Principles of Good Governance contained in the Combined Code, which is annexed to the Listing Rules of the United Kingdom Listing Authority, requires companies to propose a separate resolution to shareholders at the annual general meeting relating to the report and the accounts.

In accordance with the Group's approach to corporate governance, shareholders in both companies are being asked to receive the report and accounts of both companies. Shareholders will have received a copy of the BHP Billiton Limited Annual Report in accordance with their election.

Both BHP Billiton Limited and BHP Billiton Plc's Annual Reports have been posted on the website at www.bhpbilliton.com. Alternatively, shareholders can request copies by telephoning 1300 656 780 (from within Australia) or (61 3) 9649 5020 (from elsewhere).

Also posted on the website and available to shareholders on request is a copy of the single entity financial statements of BHP Billiton Limited.

Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see Notes under Voting arrangements for an explanation). Shareholders of both companies must therefore vote on these items and they must be passed as ordinary resolutions.

Items 3 to 12 - Election of Directors
The merger agreements require the Boards of BHP Billiton Limited and BHP Billiton Plc to be identical. Dr Brink, Mr Chaney and Lord Renwick of Clifton are retiring from both Boards by rotation and it is proposed that they be re-appointed. Mr Salamon and Dr Buchanan are also seeking election by shareholders, having been appointed Directors since the last annual general meetings.

The Nomination Committee of the Boards has conducted an assessment of the performance of each of the retiring candidates and has reviewed the skills, knowledge, experience and diversity represented on the Boards. Having conducted that assessment and review, the Boards recommend to shareholders the re-election of the retiring Directors.

Each of the retiring non-executive Directors and Dr John Buchanan, who is seeking election for the first time, are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere with the exercise of their objective, unfettered or independent judgement. Mr Salamon is the Senior Minerals Executive for the Group and, as an executive Director, is not considered independent.

The election of Directors to both Boards is considered a significant matter and is therefore a joint electorate action. Shareholders are required to approve the re-election of Directors to each Board.

If a Director is re-elected to one Board and not the other then that Director will not be appointed to either Board.

The resolutions to appoint these Directors must each be passed separately as ordinary resolutions.

Biographical details, skills and experience of each of the Directors standing for election are given below.

David Brink
MSc Engineering (Mining), D Com (hc), 64

Dave Brink brings considerable mining and finance experience to the Group. He has over 20 years' experience in the mining industry, in particular, shaft sinking, tunnelling and exploration contracting. He has 12 years' experience as Chief Executive Officer of a major listed construction, engineering and manufacturing conglomerate. He is an excellent participant in Board discussions with both a logical and commonsense approach to solving complex issues and provides expertise on issues associated with conducting business in Southern Africa.

A Director of Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Health, Safety & Environment Committee and a member of the Risk Management & Audit Committee. He is Chairman of Murray and Roberts Holdings Limited and Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a Director of Sanlam Limited and Sappi Limited and Vice President of the South Africa Foundation and the South African Institute of Directors.

He says: 'The worldwide pressure being applied to listed enterprises from improved governance requires dedicated and knowledgeable directors who pay proper and professional attention to such matters without putting aside the prime purpose of the enterprise which is to add value for all stakeholders by encouraging and enhancing the entrepreneurial energy and spirit of the organisation.'

Michael Chaney
BSc, MBA, FAIM, FAICD, 53

Mike Chaney brings commercial expertise to the Board, developed over many years as the Chief Executive Officer and Managing Director of Wesfarmers Limited. He is a strong contributor to the Board from the perspective of a successful executive career, well prepared to challenge management both on financial and strategic matters.

A Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton

Items 3 to 12 - Election of Directors (continued)

Michael Chaney (continued)
Plc since June 2001. He is a Director of Gresham Partners Group Limited, a trustee of the Committee for the Economic Development of Australia, a member of the Business Council of Australia, a Director of the Centre for Independent Studies and Chairman of the Australian Research Alliance for Children and Youth.

He says: 'Companies exist to provide their shareholders with satisfactory returns. A principal role of directors is to ensure that this objective guides decision making throughout the organisation. Long-term shareholder wealth creation requires a strong commercial focus coupled with high standards of governance and social responsibility.'

Lord Renwick of Clifton
KCMG, MA, 65

Lord Renwick has wide international and financial expertise. He served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the US from 1991 to 1995. He is currently Vice Chairman, Investment Banking, JP Morgan Plc. He brings an astute political perspective to the deliberations of the Board and an excellent knowledge of European and South African investor relations issues.

A Director of Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nomination Committee and Remuneration Committee. He is Chairman of Fluor Limited, Director of British Airways Plc, Compagnie Financiere Richemont, Fluor Corporation, SABMiller Plc and Harmony Gold Mining Co Ltd.

He says: 'My areas of expertise are in international and financial affairs. My concern as a Board member is with the creation of shareholder value. BHP Billiton has outperformed in that regard since the merger of the two companies and I have every confidence that it will continue to do so.'

Miklos (Mike) Salamon
BSc Mining Engineering, MBA, 48

Mike Salamon is the Senior Minerals Executive of the BHP Billiton Group. He has considerable operational experience and had primary responsibility for delivering the integration of the BHP and Billiton organisations.

Appointed an executive Director of BHP Billiton Limited and BHP Billiton Plc in February 2003. A member of the Health, Safety & Environment Committee. Senior Minerals Executive and President of the Aluminium Customer Sector Group. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. From July 1997 to June 2001 he served as an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

He says: 'I have a broad range of operating and corporate experience, ranging from executive leadership of formerly listed mining and metals companies and unlisted subsidiaries, conception and growth of new endeavours (for example, the creation of the Group's nickel business through acquisition, expansion and evolution of existing projects) and participation in such business-transforming activities as the initial floating of Billiton Plc (as an executive Director) in 1997, as well as planning and leading the integration of BHP and Billiton in 2001.'

John Buchanan
MSc (Hons 1), PhD, 60

John Buchanan has had a wide international business career gained in large and complex international businesses. He brings to the Board experience in the petroleum industry and knowledge of the UK and international investment community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries.

A Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Chairman of the Remuneration Committee and a member of the Nomination Committee. The Senior Independent Director of BHP Billiton Plc. A Director of AstraZeneca Plc and Vodafone Group Plc. He is a former Executive Director and Group Chief Financial Officer of BP Plc, treasurer and chief executive of BP Finance, chief operating officer of BP Chemicals and was a member of the UK Accounting Standards Board from 1998 to 2001.

He says: 'High-performance companies reward shareholders while meeting the needs of customers, employees and the communities in which they operate. Independent directors, sharing wide ranging experiences, contribute to strategy development and performance goals with appropriate support and challenges to management.'

Item 13 - Re-appointment of auditors of BHP Billiton Plc

The law in the United Kingdom requires shareholders to approve the appointment of a company's auditors each year and the appointment runs until the conclusion of the next annual general meeting. In addition, the law requires shareholders either to agree the remuneration of the auditors or authorise a company's directors to do so.

Following the conversion of the United Kingdom operations of one of BHP Billiton Plc's auditors, PricewaterhouseCoopers, to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 21 March 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP as auditors. BHP Billiton Plc has received special notice of the intention to propose the re-appointment of PricewaterhouseCoopers LLP as auditors as an ordinary resolution.

The law in Australia does not allow for a similar annual re-appointment of auditors. A resolution to re-appoint the auditors of BHP Billiton Limited has, therefore, not been proposed.

This item is regarded as a significant matter and is therefore a joint electorate action. Shareholders of both BHP Billiton Limited and BHP Billiton Plc must therefore vote on it and it must be passed as an ordinary resolution.

Item 14 - General authority to allot shares in BHP Billiton Plc

The companies may be required to allot unissued shares to employees participating in the Group Incentive Schemes and other legacy employee share schemes. From time to time, the companies also consider the allotment of unissued shares to finance business opportunities.

Under United Kingdom law a company must obtain shareholder consent before it can make an allotment of unissued shares.

Shareholders are being asked to consent to BHP Billiton Plc allotting unissued shares, up to a designated limit, for a further year.

The proposed limit is 531 852 998 shares which is the difference between issued and authorised share capital of BHP Billiton Plc at 24 September 2003. This is less than the limit which accords with corporate governance practice in the United Kingdom, being one-third of total issued share capital (822 715 667 shares).

While the limit exceeds the number of shares that could be allotted under the employee share schemes, it is being proposed to ensure that, should a business opportunity arise during the course of the year, the Directors have the capacity to finance that opportunity through the issue of unissued shares up to the limit set. There are currently no business opportunities under consideration that would be financed in this way.

There were no allotments of unissued shares made under the approval granted by shareholders at the 2002 annual general meetings.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.

Item 15 - Disapplication of pre-emption rights in BHP Billiton Plc

Before Directors can allot unissued shares, the law in the United Kingdom requires Directors to offer those unissued shares to existing holders first in proportion to their holdings.

The Listing Rules of the Australian Stock Exchange ('ASX') permit Directors to allot unissued shares in BHP Billiton Limited without shareholder approval up to a maximum number equivalent to approximately 15 per cent of the issued capital of the Company prior to the allotment.

To enable the allotment of unissued shares for the reasons outlined in the notes to item 14 above and the sale of shares for cash out of treasury, Directors are asking shareholders to suspend the application of the United Kingdom law up to a limit of 123 407 350 shares. This number is equivalent to 5 per cent of the issued ordinary capital of BHP Billiton Plc at 24 September 2003.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as a special resolution.

Item 16 - Re-purchase of shares in BHP Billiton Plc

The United Kingdom Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') will come into force on 1 December 2003. The Regulations will enable companies in the United Kingdom to hold any of their own shares they have purchased as treasury stock with a view to possible resale at a future date, rather than cancelling them in accordance with current legislation.

At the annual general meetings on 4 November 2002, shareholders approved the terms of a contingent purchase contract between BHP Billiton Plc and MSI Investments (BVI) Limited, an indirect wholly-owned subsidiary of BHP Billiton Plc incorporated in the British Virgin Islands. This allowed BHP Billiton Plc to put in place a structure having an effect on BHP Billiton Plc's capital structure which was similar to that which will be achieved under the Regulations. The Directors have resolved that it is in the best interests of that company to conduct all future market re-purchases under the regime set out in the Companies Act 1985 and the Regulations. BHP Billiton Plc intends to discontinue the present structure from 1 December 2003 and thereafter operate all market re-purchases under and in accordance with the Companies Act 1985 and the Regulations.

Accordingly, resolution 16 seeks authority for BHP Billiton Plc to make market purchases of its own ordinary shares. Purchases of these shares will be made only after considering the effects on earnings per share and the benefits for shareholders generally. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 246 814 700 ordinary shares, which represents less than 10 per cent of BHP Billiton Plc's issued share capital as at 24 September 2003. This authority will expire on the earlier of the next annual general meetings of BHP Billiton to be held in 2004 or on 12 May 2005. The maximum price which may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase and the minimum price which may be paid for any ordinary share is its nominal value of US$0.50.

The Directors currently have no intention of re-purchasing any ordinary shares of BHP Billiton Plc. However, if BHP Billiton Plc does re-purchase any of its shares under the Regulations, the Directors intend holding all the shares re-purchased in treasury, provided that the number of shares held in treasury at any one time does not exceed 10 per cent of BHP Billiton Plc's nominal issued share capital. This will give BHP Billiton Plc the ability to sell treasury shares quickly and cost-effectively, and will provide BHP Billiton Plc with additional flexibility in the management of its capital base. The United Kingdom Financial Services Authority has commenced a consultation procedure to review changes required to the Listing Rules in light of the Regulations. BHP Billiton Plc will adhere to any final changes which are made to the Listing Rules or suggested by the Financial Services Authority as a result of this process.

As at 24 September 2003, there were options and other awards under employee share plans outstanding to subscribe for 8 663 906 shares in BHP Billiton Plc which, if exercised in full, would represent 0.35 per cent of the issued share capital at such date. If the authority to buy back shares under resolution 16 was exercised in full, such options or other awards would, on exercise, represent 0.39 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 17 - Directors' Remuneration Report

The Annual Report for the year ended 30 June 2003 contains a Remuneration Report from the Remuneration Committee, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for executive Directors, senior management and non-executive Directors. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic.

There is now legislation in the United Kingdom that requires BHP Billiton Plc to lay the Remuneration Report before its shareholders for approval at each annual general meeting. No similar requirement for shareholder approval of the Remuneration Report of BHP Billiton Limited exists in Australia. Failure to pass this resolution will have no legal effect. Irrespective of whether the shareholders of both or either of the companies fail to approve the Remuneration Report, payments to Directors and senior executives will still be made as set out in the Report. However, the Boards will take the outcome of the vote into consideration when considering the remuneration policy.

This item is regarded as a significant matter and is therefore a joint electorate action.

Items 18 and 19 - Approval of awards to executive Directors

It is proposed that Mr Charles Goodyear and Mr Miklos (Mike) Salamon, each of whom is an executive Director of BHP Billiton Limited and BHP Billiton Plc, be awarded securities under the Group Incentive Schemes in accordance with their participation in those Schemes for the year ended 30 June 2003. Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Specific approval is not required for the issue of BHP Billiton Plc securities to Directors where the scheme has been approved by shareholders, but approval is nonetheless being sought on a voluntary basis.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following specified information in relation to the Deferred Shares, Options and Performance Shares which may be granted to the executive Directors pursuant to the terms of the Group Incentive Schemes. For further information on the Group Incentive Schemes, refer to the Remuneration Report in the Annual Report for the year ended 30 June 2003 on pages 46 to 62.

(a) The maximum number of Deferred Shares, Options and Performance Shares which may be acquired by the executive Directors is as follows:

Mr Charles Goodyear: 164 598 Deferred Shares
                          822 990 Options
                          164 598 Performance Shares

Mr Miklos (Mike)
Salamon:                   133 667 Deferred Shares
                          668 337 Options
                          133 667 Performance Shares

Upon receipt of shareholder approval, the actual number of securities which will be awarded to the executive Directors will be dependent upon the exchange rate and the share value at the time of the award.

The maximum numbers outlined above are based on the executive Directors receiving a Bonus Amount under the Group Incentive Schemes for their performance over the year ended 30 June 2003. Half of this Bonus Amount is paid in cash. The other half is awarded as either Deferred Shares or Options or a combination of both (the executive Director chooses the combination), plus this half of the Bonus Amount is matched through the award of Performance Shares. The formulae for determining the maximum number of securities that may be acquired by the executive Directors are as follows:
  Number of Deferred Shares = Gross Salary x
  Target Bonus Amount x Achievement
  Percentage divided by 2 x Deferred Shares
  Percentage divided by Market Value

where:

'Target Bonus Amount' is 140 per cent, being the percentage of the executive Director's Gross Salary which is capable of being received as a bonus if the relevant goals are met at target performance.

'Achievement Percentage' is the assessment (expressed as a percentage) of the executive Director's actual performance against those relevant goals.

'Deferred Shares Percentage' is the percentage chosen by the executive Director to be received as Deferred Shares.

'Market Value' is the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award.

Items 18 and 19 - Approval of awards to executive Directors
  Number of Options = Gross Salary x Target Bonus Amount x Achievement Percentage divided by 2 x Options Percentage divided by Black-Scholes Value where:

'Options Percentage' is the percentage chosen by the executive Director to be received as Options.

'Black-Scholes Value' is the method chosen by the Remuneration Committee to value the Options, which value is confirmed by an independent actuary.

  Number of Performance Shares = Gross Salary x Target Bonus Amount x Achievement Percentage divided by 2 divided by Market Value.

  The maximum number of securities specified above is based on the annual salary of the relevant executive Director at 30 June 2003, assumed exchange rates of A$1.7105 and GBP 0.6291 to US$1.00 and an assumed share value at the date of grant of A$9.33 for BHP Billiton Limited shares and GBP 3.15 for BHP Billiton Plc shares, being the average exchange rates and share prices for the 12 months to 30 June 2003. It also assumes under the Black-Scholes pricing model that each Option is valued at 20 per cent of a share. The actual number of securities awarded will be dependent upon the exchange rate and share value at the time of the award.

  (b) The formulae for calculating the price for each security to be acquired under the Group Incentive Schemes are:

  The executive Directors do not pay any money upon the award of Deferred Shares, Options and Performance Shares. The Deferred Shares and Performance Shares do not have an exercise price. The Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award.

  (c) The names of the Directors or associates of the Directors who received securities under the Group Incentive Schemes pursuant to shareholder approval at the 2002 annual general meetings, the number of the securities received and the acquisition price for each security are:

  Mr Charles Goodyear: 180 154 Performance Shares with no acquisition price.

  (d) The names of all Directors and their associates entitled to participate in the Group Incentive Schemes are Mr Charles Goodyear and Mr Miklos (Mike) Salamon.

  (e) A voting exclusion statement is set out immediately beneath the relevant resolutions.

  (f) There is no loan scheme in relation to the Group Incentive Schemes.

  (g) The Deferred Shares, Options and Performance Shares may be issued up until 12 November 2004. The period during which underlying shares may be issued as a result of the exercise or award of the Deferred Shares and Options is August 2005 to August 2008. The period during which underlying shares may be issued as a result of the exercise or award of Performance Shares is August 2006 to August 2009.

These items are regarded as significant matters and must therefore be considered as joint electorate actions. They must be passed as ordinary resolutions.

Explanatory Notes

How to vote

Shareholders can vote in either of two ways:

  by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
  by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Annual General Meeting or by submitting their proxy appointment and voting instructions electronically via the internet or by facsimile.

Voting in person (or by attorney)
Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

A corporation, which is a shareholder, may appoint an individual to act as its representative and to vote in person at the meeting. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registry.

Voting by proxy
   A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.
  The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
  A proxy need not be a shareholder.
  If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
  Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on those matters as that person thinks fit.
  If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on the poll and the shares which are the subject of the proxy appointment will not be counted in computing the required majority.
  Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any Director which do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.
  Completed proxy forms should be sent to the BHP Billiton Share Registry using the pre-addressed envelope provided with this Notice.
  To be effective, proxy forms must be received at:

BHP Billiton Share Registry
Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
[P O Box 782]
Melbourne VIC 3000
Australia

or

The Registered Office
BHP Billiton Limited
Level 27
180 Lonsdale Street
Melbourne VIC 3000
Australia

by 11.00 am Australian Eastern Daylight Time (AEDT) on Tuesday 11 November 2003. Proxy forms received after this time will be invalid.
  Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile number is
  (61 3) 9473 2555.
  Shareholders may record their proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility, and you will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN).
  The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited or its Share Registry, Computershare Investor Services Pty Limited at either of the above addresses or by facsimile and by 11.00 am AEDT on Tuesday 11 November 2003. If facsimile transmission is used, the power of attorney must be certified.

Shareholders who are entitled to vote

In accordance with Regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001, the Board has determined that a person's entitlement to vote at the annual general meeting will be the entitlement of that person set out in the Register of Shareholders as at 7.00 pm AEDT on Tuesday 11 November 2003.

By order of the Board

Karen Wood
Company Secretary
24 September 2003

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003